FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For August 7, 2003

Telefonica of Argentina Inc.

(Translation of registrant’s name into English)

Telefónica de Argentina S.A.

Avenida Ingeniero Huergo 723

(C1107AOH) Buenos Aires, Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❑	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❑	No: ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❑	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TABLE OF CONTENTS

Item
1.	Press release of Telefónica de Argentina S.A. dated August 7, 2003, announcing the issuance of new notes in connection with the completed exchange offers.

Press Release

Telefónica de Argentina S.A.

FOR IMMEDIATE RELEASE

Telefónica de Argentina Announces Issuance of New Notes

in Connection with Completed Exchange Offers

Buenos Aires, August 7, 2003—Telefónica de Argentina S.A. (“TASA” or the “Company”) announced today that it has issued new notes in connection with its completed offers to exchange two series of existing TASA notes (the 11.875% TASA Notes due 2004 (the “TASA 2004 Notes”) and the 9.125% TASA Notes due 2008 (the “TASA 2008 Notes”)) for two new series of TASA notes plus a cash payment (the “TASA Exchange Offers”), and its offers to exchange two series of existing notes issued by TASA’s holding company, Compañía Internacional de Telecomunicaciones S.A. (“Cointel”), (the 8.85% Cointel Series A Notes due 2004 (the “Cointel Series A Notes”) and the 10.375% Cointel Series B Notes due 2004 (the “Cointel Series B Notes”)) for two new series of TASA notes plus a cash payment (the “Cointel Exchange Offers” and together with the TASA Exchange Offers, the “Exchange Offers”).

The principal amount of new notes issued in connection with the completed Exchange Offers is as follows:

•	U.S.$189.8 million aggregate principal amount of TASA 11.875% Notes due 2007,

•	U.S.$220.1 million aggregate principal amount of TASA 9.125% Notes due 2010,

•	U.S.$148.2 million aggregate principal amount of TASA 8.85% Notes due 2011, and

•	Ps. 223,750 aggregate principal amount of TASA Conversion Notes due 2011.

The TASA 2007 and TASA 2010 Notes will be listed on the New York Stock Exchange. The TASA 2011 Notes will be listed on the New York Stock Exchange and the Bolsa de Comercio de Buenos Aires. The TASA Conversion Notes will be listed on the Bolsa de Comercio de Buenos Aires.

In connection with the completed Exchange Offers, the Company made cash payments which had the effect of reducing the Company’s total principal debt by U.S.$77.5 million, plus accrued interest.

Any questions regarding the completed Exchange Offers may be addressed to Morgan Stanley as dealer manager for this transaction at the following numbers:

Morgan Stanley

Simon Morgan            +1-212-761-2219

Heather Hammond     +1-212-761-1893

Telefónica de Argentina S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONICA DE ARGENTINA S.A.

By:    /s/    Pablo Llauró

Name: Pablo Llauró

Title: Assistant General Counsel

Date: August 7, 2003

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